## Contact

www.linkedin.com/in/david-gould-1036987 (LinkedIn)

## Top Skills

Newsletters
Travel Writing
Writing

# David Gould

Editorial Advisor at OpenRounds.com
Needham, Massachusetts, United States

## Summary

Experienced Marketing Writer with a demonstrated history of working in the publishing industry. Strong media and communication professional skilled in Journalism, Media Relations, Magazines, Marketing, and Newspapers.

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## Experience

### OpenRounds
Editorial Advisor
August 2015 - Present (9 years 3 months)
Cambridge, Mass.

### (self-employed)
Freelance writer / editor / marketing comm'ns
March 2009 - Present (15 years 8 months)

### Bloomberg Businessweek
3 years

Custom Content Contributor
2011 - 2014 (3 years)

Custom Content Contributor
2011 - 2014 (3 years)

### The A Position
Managing Editor
October 2010 - November 2012 (2 years 2 months)

### TheAPosition.com
Managing Editor, Co-Founder
2009 - 2010 (1 year)

### American Express Publishing

2 years

Executive Editor
2007 - May 2009 (2 years)

Editor-at-Large, T+L Golf
April 2007 - November 2008 (1 year 8 months)

Links Magazine
Editor-in-Chief
2000 - 2005 (5 years)

Henry-Griffitts Inc
Communications Director
March 1993 - March 2000 (7 years 1 month)

Internal and external communications for custom golf club manufacturer.
Print ad design and placement, instructional video scripting and production,
technical/sales support documents, newsletters.

GOLF Magazine
Contributing Writer
1996 - 1999 (3 years)

The Golf Digest Companies
Business editor
1984 - 1989 (5 years)

New York Times Magazine Group
Trade Editorial Director
1984 - 1989 (5 years)

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# Education

Wesleyan University
B.A., European History · (1977 - 1980)